May 19, 2015

CRH Announces Expiration of the Any and All Cash Tender Offers by CRH America, Inc.

CRH plc (“CRH”) today announced the expiration as of 11:59 p.m., New York time, on May 18, 2015 of the previously announced any and all cash tender offers (the “Tender Offer”) by its wholly owned subsidiary, CRH America, Inc. (“CRH America”). The terms and conditions of the Tender Offer are described in the Offer to Purchase dated May 12, 2015 (the “Offer to Purchase”), the related Letter of Transmittal and Notice of Guaranteed Delivery.

Approximately $967,616,000 million in aggregate principal amount of Notes were validly tendered and accepted for purchase in the Tender Offer, as more fully set forth below:

Title of Security	CUSIP/ ISIN	Principal Amount Tendered	Percent of Amount Outstanding Tendered
4.125% Notes due 2016	12626PAK9/ US12626PAK93	$236,254,000	67.50%
6.000% Notes due 2016	12626PAG8 /US12626PAG81	$731,362,000	58.51%

CRH America expects to pay for all Notes validly tendered and accepted for purchase on May 21, 2015.

BofA Merrill Lynch served as the dealer manager for the Tender Offer, and D.F. King & Co., Inc. served as the information and tender agent.

Capitalized terms used but not otherwise defined in this announcement have the meanings given to them in the Offer to Purchase.

DISCLOSURE NOTICE:  Some statements in this news release may constitute forward-looking statements.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements.  A description of risks and uncertainties can be found in the Annual Report on Form 20-F of CRH and its other public filings and press releases.  Except as required by law, neither CRH nor CRH America assumes any obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

For more information contact:

BofA Merrill Lynch
Dealer Manager
Tel: (888) 292-0070 (toll free)
Tel: (980) 387-3902 (collect)
Tel: +44 20 7995 2929 (in Europe)

CRH plc Investor Relations
Tel: +353 1 404 1000